Supplement dated March 11, 2024 to
Prospectuses Dated May 1, 2023 for
Symetra Trek® Index Linked Annuity Prospectus
Symetra Trek® Frontier Index Linked Annuity Prospectus

Changes to Indexed Account Options
Symetra Life Insurance Company will be making changes to the Indexed Accounts offered to Contract Owners under the Symetra Trek® Index Linked Annuity Contract and Symetra Trek® Frontier Index Linked Annuity Contract.

Effective May 1, 2024, the following Indexed Accounts will only be available for Contract Owners that had Indexed Account Value invested in them as of May 7, 2024. No new allocations or new investors will be permitted after May 7, 2024.

Indexed Accounts Only Available for Contracts Purchased on or Before April 30, 2024 and Invested in the On May 7, 2024
1	MSCI Emerging Markets 1 year Point to Point with 10% Buffer
2	PIMCO Equity Fusion 1 year Point to Point with 10% Buffer
3	MSCI Emerging Markets 1 year Point to Point with -10% Floor
4	PIMCO Equity Fusion 1 year Point to Point with -10% Floor

If you are invested in an Indexed Account listed above, you will need to take action at the end of the applicable Interest Term. You will need to transfer Contract Value to an Indexed Account currently available to you. If we do not receive a transfer request by the Transfer Deadline, the Indexed Account Value will be transferred to the Fixed Account.